                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For October 20, 2006

                        International Uranium Corporation
                 (Translation of registrant's name into English)

                Suite 2101 - 885 West Georgia Street, Vancouver,
                        British Columbia, Canada V6C 3E8
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F   X     Form 40-F
               -----             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes         No   X
         -----      -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________.


                                        ----------------------------------------
                                        Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        International Uranium Corporation
                                                  (Registrant)


Date: October 20, 2006                  By: /s/ Ron F. Hochstein
                                            ------------------------------------
                                            Ron F. Hochstein, President and CEO

                                  EXHIBIT INDEX

Exhibit
 Number   Description
-------   -----------
   1      Press Release dated October 16, 2006 Resource Estimate on Henry
          Mountains Complex

(IUC LOGO)                                     INTERNATIONAL URANIUM CORPORATION
                                            Suite 2101 - 885 West Georgia Street
                                                           Vancouver, BC V6C 3E8
                                                               Tel. 604-689-7842
                                                               Fax. 604-689-4250
                                                             www.intluranium.com

PRESS RELEASE

                     IUC ANNOUNCES 43-101 RESOURCE ESTIMATE
                         ON ITS HENRY MOUNTAINS COMPLEX

VANCOUVER, BC... OCTOBER 16, 2006 (IUC:TSX)... INTERNATIONAL URANIUM CORPORATION ("IUC" or the "Company") is pleased to announce that an independent technical report compliant with NI 43-101 has been prepared on the Henry Mountains Complex located in southeastern Utah. Henry Mountains is one of several uranium mining projects the Company is moving towards production. Henry Mountains is comprised of the Bullfrog and Tony M deposits. The Tony M deposit area includes full mine infrastructure. Following the discovery of the Tony M deposit in 1977, nearly 20 miles of mine workings were developed. The mine is accessed via two parallel declines extending over 10,000 ft. into the deposit. The nearby Bullfrog resources can be accessed via the Tony M infrastructure. This long life mining operation is expected to commence production in early 2007 subject to receipt of the necessary permits.

                   BULLFROG CURRENT MINERAL RESOURCE ESTIMATE*
                   SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

                       MILLION     GRADE     CONTAINED EU(3)O(8)
 DEPOSIT    CATEGORY     TONS    EU(3)O(8)     (MILLION POUNDS)
--------   ---------   -------   ---------   -------------------
Bullfrog   Indicated     1.06      0.324             6.87
Bullfrog   Inferred      0.88      0.345             6.05

Notes: The Bullfrog mineral resource estimate complies with the requirements of National Instrument 43-101 and the classification complies with CIM definition standards.

       The cut-off criteria are 0.20% eU(3)O(8) and minimum GT (grade times thickness) of 0.8 ft.% eU(3)O(8).

       The term eU(3)O(8) refers to equivalent U(3)O(8) grade derived by gamma logging of drill holes.

                  TONY M HISTORICAL MINERAL RESOURCE ESTIMATE**
                   SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

                      MILLION     GRADE    CONTAINED EU(3)O(8)
DEPOSIT    CATEGORY     TONS    EU(3)O(8)    (MILLION POUNDS)
-------   ---------   -------   ---------  -------------------
Tony M    Indicated     1.28       0.21             5.3

Notes: The mineral resource estimate does not comply with the requirements of National Instrument 43-101. In the opinion of Scott Wilson RPA, the Tony M historical mineral resource is the most reasonable and reliable of several historical estimates, and the classification complies with CIM definition standards.

       The cut-off grade is 0.15% eU(3)O(8).

       The term eU(3)O(8) refers to equivalent U(3)O(8) grade derived by gamma logging of drill holes.

The Tony M and Bullfrog deposits form two more or less continuous elongate zones. The mineralization consists of Salt Wash-type tabular (vanadium)-uranium sandstone deposits hosted by the Salt Wash Member of the Upper Jurassic Morrison Formation. IUC's Henry Mountain deposits occur within the lowermost one hundred feet of the 500 ft. thick Salt Wash Member. Uranium mineralization consists primarily of coffinite, accompanied by vanadium minerals consisting primarily of the oxide montroseite and vanadium chlorite. In the oxidized zone above the water table in the southern part of the mine, the uranium and vanadium occur in a series of hydrous potassium and calcium uranium-vanadium minerals, together with montroseite.

Scott Wilson RPA notes that there is potential to add to the Bullfrog uranium resources by drilling holes to offset high-grade intercepts in areas where only wide spaced drilling has been done in the past. Scott Wilson RPA's full report prepared by Thomas C. Pool, P.E., a Qualified Person pursuant to NI 43-101, is available on Sedar (www.sedar.com). Mr. Pool has reviewed the technical contents related to resource estimate of the Henry Mountains Complex contained in this release.

As recently announced, IUC and Denison Mines Inc. are proposing to merge the two companies to create a new diversified and growth-oriented uranium producer. The new company will be the only intermediate uranium producer in North America, with production rapidly reaching over 5.5 million lbs of U(3)O(8) by 2010. Combined assets include:

     -    Growing uranium production profile

     -    5 active uranium mining projects (3 in the US; 2 in Canada)

     - Interest in 2 of the 4 licensed and operating uranium mills in North America

     -    Global portfolio of world-class exploration projects

     -    Combined working capital > $130 million, and no debt

The proposed merger is subject to all requisite regulatory approvals. A full information circular regarding the merger will be mailed to shareholders in mid-October.

Ron Hochstein, President of IUC, commented, "The Henry Mountains Complex is but one of several key uranium assets the Company holds in the U.S. which also includes the 100% owned White Mesa uranium mill. With the upcoming proposed merger with Denison and the resulting combination of assets, the new company will have a diversified and immediate uranium production base, the commanding uranium licensed mill capacity in North America and a wide breadth of global exploration projects with a large experienced team."

IUC is engaged in uranium exploration and production. It holds significant uranium deposits in Mongolia and uranium and vanadium deposits in the U.S. and a fully permitted 2,000 ton per day uranium/vanadium mill near Blanding, Utah (one of only two operating uranium mills in the U.S.), as well as uranium exploration properties in the Athabasca Region in Canada. The Company also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal. In addition, the Company is a significant shareholder in Fortress Minerals Corp., a public company engaged in precious and base metal exploration in Russia, Nicaragua and Mongolia.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: risks inherent in exploration activities; volatility and sensitivity to market prices for uranium and vanadium; the impact of the sales volume of uranium and vanadium; competition; reliance on income from processing uranium-bearing waste materials; the impact of change in foreign currency exchange rates and interest rates; imprecision in resource and reserve estimates; environmental and safety risks including increased regulatory burdens; changes to reclamation requirements; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this release. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

United States investors are advised that while the term resources is recognized by Canadian regulations, SEC does not recognize that term. Investors are cautioned not to assume that all or any part of mineral deposits in this category will ever be converted into reserves.

* Uranium resources for the three mineralized zones on the Bullfrog property have been estimated several times in the past. The latest historical estimate was by Energy Fuels Nuclear (EFN) in 1993. Scott Wilson RPA has audited the 1993 EFN Bullfrog mineral resource estimate and has accepted it as a current mineral resource. The estimate is based on a minimum cut-off of 0.2% U(3)O(8) at 0.8 ft.% GT and does not include any intervals with less than a 0.5 ft. intercept of 0.08% U(3)O(8). The estimate is based on gamma logs from 1,801 rotary drill holes. A total of 81 core holes were drilled to recover samples for chemical and geologic analysis and to establish stratigraphic relationships.

** In 1989, Nuclear Assurance Corporation (NAC) prepared estimates for the Tony M deposit using the January 1985 estimate of mineable resources by Pincock, Allan and Holt, Inc. (PAH). The PAH estimate was based on the results of gamma logging of surface drill holes. The 1989 NAC estimate is
     1.3 million tons at an average grade of 0.21% U(3)O(8), containing 5.3 million pounds U(3)O(8) based on a cut-off of 0.15% U(3)O(8) and a GT cut-off of 0.3 ft.%. Scott Wilson RPA is of the opinion that NAC's estimate for the Tony M deposit, at a cut-off of 0.15%, was reliable at the time, met industry standards, is the most relevant historical estimate today, and meets the CIM classification of an Indicated Mineral Resource.

On behalf of the Board,


-------------------------------------
Ron F. Hochstein
President and C.E.O.

For further information, please contact Sophia Shane, Corporate Communications, at 604-689-7842.